Exhibit 99

April 21, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Outcome of Board Meeting held on April 19, 2025 - Dividend

We are pleased to inform that the Board of Directors, at its meeting held on April 19, 2025, has recommended a dividend of Rs. 22 per equity share of Re. 1/- each fully paid up (i.e. 2200%) out of the net profits for the year ended March 31, 2025, subject to the approval of the shareholders at the ensuing Annual General Meeting (“AGM”) of the Bank.

The record date for determining the eligibility of members entitled to receive dividend on equity shares is Friday, June 27, 2025. Dividend, if approved by the shareholders of the Bank, shall be paid after the AGM to those shareholders, whose names appear in the Bank’s Register of Members/ Register of Beneficial Owners maintained by the Depositories viz., National Securities Depository Limited and Central Depository Services (India) Limited as at the close of business hours on Friday, June 27, 2025.

Please note that the Dividend was approved by the Board at 1.10 p.m. at its meeting held today, and thereafter the Board meeting continued for consideration of other agenda items.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight